Exhibit 99.1

Sierra Metals Reports Delay to Yauricocha Mine Environmental Impact Assessment for the Expansion of the Tailings Deposition Facilty

MEXICAN MINES EXPANSION PLANS INCLUDING 20% AT BOLIVAR AND 100% AT CUSI ARE UNAFFECTED AND STILL ON TRACK FOR COMPLETION IN Q1 2019

TORONTO, Dec. 5, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") reports that the Company's subsidiary in Peru (Sociedad Minera Corona, S.A.) has received a response from SENACE (National Environmental Certification Service) whom are the evaluator for natural resources and production projects in Peru with respect to its recent Environmental Impact Assessment (EIA) Study for the expansion of the tailings deposition facility at the Yauricocha mine.

Although the authorities did not approve the EIA study at this time, the Company has 15 business days to provide a re-evaluation to the authorities to initiate a review process. As it stands today, this will result in a delay in the Company receiving an approved EIA study, which would enable the Company to proceed with a construction permit for the next three phases of the tailings damn extension, and for the final submission of the ITS document, which upon approval, would allow the Company to expand mine output 20% to 3,600 tones per day.

Sierra Metals firmly believes that all of the required documentation was submitted, demonstrating complete fulfillment of all the requirements for the EIA study approval. The Company will now proceed to present a new proof of response to these requirements.

Management are optimistic that this decision will be reviewed in a different, and positive context as the Company's legal team pursues the review process. This delay, in management view, may not significantly impact the future production plans at the Yauricocha mine operations.

The impact of this delay on a consolidated Company level, considering all of our production expansion plans at our Mexican and Peruvian operations, could represent up to a seven percent temporary shortfall in Sierra Metals total daily ore production compared to projections that would not include an EIA permit delay.

Igor Gonzales, President and CEO of Sierra Metals commented, "While we are disappointed, we do not believe this decision was made with all the facts.  This decision was preliminary and not based upon or including all the information submitted.  Key members of the management team are going to meet with authorities to provide and demonstrate full compliance with the requirements.  Management believes that once all the correct information is reviewed, we will receive a positive response from authorities."

He continued, "the expansion plans in Mexico to 3,600 TPD at Bolivar and to 1,200 TPD at Cusi are not affected by this decision and they are still on track, and on budget to be completed in Q1 2019. The Company is committed to strict compliance with regulatory permits in Peru and Mexico in the development and organic growth of all its operating mines. We are confident that the current permit delay in Peru will be resolved as we are in compliance with the permit requirements."

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2018/05/c3333.html

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 06:55e 05-DEC-18